Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated December 9, 2022

to

Prospectus dated November 4, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 4, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the appointment of David Schiff to our board of directors; and

•	to disclose certain other updates to our Prospectus.

Management

Effective December 1, 2022, our board of directors increased the size of the board by one and appointed David Schiff as a new director, such that our board of directors consists of nine directors. Mr. Schiff serves as one of our independent directors.

The section of the Prospectus entitled “Management—Board of Directors and Executive Officers” is hereby amended to state that our board of directors consists of nine directors, six of whom are considered independent directors, to identify Mr. Schiff as an independent director, and to include his biography below:

David Schiff has been a member of our board of directors since December 2022. Mr. Schiff has an over 25-year career building businesses and investing in the credit and real estate markets. Mr. Schiff is a founding partner of Innovatus Capital Partners LLC, and since 2016, has served as CEO and Chairman of the Investment Committee. From 2008 to 2016, Mr. Schiff was a Partner at Perella Weinberg Partners and the Portfolio Manager of the Asset Backed Value Funds that had approximately $2.3 billion of equity under management at peak AUM. In 2007, Mr. Schiff was the CEO and CIO of Broadworth Capital, an asset-backed focused investment vehicle for two high net worth families. In 2006, he was a Managing Director at Amaranth Advisors, where he was responsible for the construction of its non-mortgage ABS portfolio, and subsequently oversaw the liquidation of that portfolio. From 2003 to 2005, Mr. Schiff was a Director at Wachovia Securities, where he was responsible for developing various structured principal finance opportunities. From 1993 to 2001, Mr. Schiff held various senior management positions while he was at JPMorgan in the Asset Backed Securities and Securitization groups. Mr. Schiff serves on the board of directors of several portfolio investments of Innovatus Capital Partners LLC, including Samsara Vision, Inc. (ophthalmic devices business), Flagship Marine Ventures LLC (shipping business focused on the LR product tankers) and White Pine Trading LLC (diamond trading business), as well as other portfolio investments. Mr. Schiff received a B.S. with distinction in Consumer Economics and Housing from Cornell University.

Updates to Prospectus

Effective December 1, 2022, we and our adviser amended and restated our advisory agreement to replace the reimbursement of administrative service expenses with an administrative services fee equal to 1.0% of our NAV per annum attributable to all shares of common stock, before giving effect to any accruals for the base management fee, the performance fee, the administrative services fee, the stockholder servicing fee or any distributions. The administrative services fee will be payable quarterly and in arrears in the cash equivalent number of restricted stock units representing the right to receive Class I shares (“Class I RSUs”) based on the then-current Class I transaction price as of the last day of such quarter. Class I RSUs in payment of the administrative services fee will provide our adviser the right to receive a number of Class I shares equivalent to the number of Class I RSUs, subject to the terms and conditions set forth in the Class I RSU agreement, which is further described below.

The following disclosure is added to the compensation tables included in the sections of the Prospectus entitled “Prospectus Summary—Fees and Expenses” and “Compensation”:

Type of Compensation—Recipient	Determination of Amount	Estimated Amount for Maximum Primary Offering
Administrative Services Fee —Our Adviser	As compensation for the non-investment advisory services, our adviser receives an administrative services fee equal to 1.0% of our NAV per annum attributable to all shares of our common stock, before giving effect to any accruals for the base management fee, the performance fee, the administrative services fee, the stockholder servicing fee or any distributions. The administrative services fee is payable quarterly and in arrears in the cash equivalent number of restricted stock units representing the right to receive Class I shares (“Class I RSUs”), subject to the terms and conditions set forth in the Class I RSU agreement. See “Management—The Advisory Agreement—Fees and Expenses” for more information.	Not determinable at this time.

The section of the Prospectus entitled “Management—The Advisory Agreement—Fees and Expenses” is deleted and replaced in its entirety with the following and all similar disclosure in the Prospectus is supplemented to reflect the replacement of the administrative service expense reimbursement with the administrative services fee:

Fees and Expenses

Base Management Fee. As compensation for the services provided pursuant to the advisory agreement, we pay our adviser a base management fee of 1.25% of NAV per annum attributable to the shares subject to the management fee payable quarterly and in arrears. In calculating our management fee, we use our NAV before giving effect to accruals for the base management fee, the performance fee the administrative services fee, the stockholder serving fee or any distributions payable on our shares. Class F shares and Class Y shares do not pay the base management fee.

Performance Fee. As compensation for services provided pursuant to the advisory agreement, we will also pay our adviser a performance fee. The performance fee is calculated and payable quarterly in arrears in an amount equal to 10.0% of our Core Earnings (as defined in “Compensation—Operational Stage”) for the immediately preceding quarter, subject to a hurdle rate, expressed as a rate of return on adjusted capital, equal to 1.625% per quarter, or an annualized hurdle rate of 6.50%. As a result, our adviser does not earn a performance fee for any quarter until our Core Earnings for such quarter exceed the hurdle rate of 1.625%. For purposes of the performance fee, “adjusted capital” means cumulative net proceeds generated from sales of shares of our common stock other than Class F shares (including proceeds from our distribution reinvestment plan) reduced for distributions from non-liquidating dispositions of our investments paid to stockholders and amounts paid for share repurchases pursuant to our share repurchase plan. Once our Core Earnings in any quarter exceed the hurdle rate, our adviser will be entitled to a “catch-up” fee equal to the amount of Core Earnings in excess of the hurdle rate, until our Core Earnings for such quarter equal 1.806%, or 7.222% annually, of adjusted capital. Thereafter, our adviser is entitled to receive 10.0% of our Core Earnings. Class F shares do not pay the performance fee.

Administrative Services Fee. As compensation for the non-investment advisory services performed by our adviser, the sub-adviser or their affiliates pursuant to the advisory agreement (without duplication to any fees or reimbursements paid thereunder), we pay our adviser an administrative services fee equal to 1.0% of our NAV per annum attributable to all shares of common stock, before giving effect to any accruals for the base management fee, the performance fee, the administrative services fee, the stockholder servicing fee or any distributions. The administrative services fee will be payable quarterly and in arrears in the cash equivalent number of Class I RSUs based on the then-current Class I transaction price as of the last day of such quarter. Class I RSUs in payment of the administrative services fee will provide our adviser the right to receive a number of Class I shares equivalent to the number of Class I RSUs, subject to the terms and conditions set forth in the Class I RSU agreement.

Origination Fees. Our adviser and the sub-adviser may retain origination fees of up to 1.0% of the loan amount for first lien, subordinated or mezzanine debt or preferred equity financing. Such origination fees will only be retained to the extent they are paid by the borrower, either directly to the adviser or sub-adviser or indirectly through us. We expect that these origination fees generally will be paid directly to our adviser or the sub-adviser by the borrower.

Expense Reimbursement. The advisory agreement provides that we will reimburse our adviser and the sub-adviser for out-of-pocket costs and expenses each of them incurs in connection with the services provided to us, including, but not limited to, (1) legal, accounting and printing fees and other expenses attributable to our organization, preparation of our registration statement, registration and qualification of our shares of our common stock for sale with the SEC and in the various states and filing fees incurred by our adviser, (2) the actual out-of-pocket cost of goods and services used by us and obtained from third parties, including audit, accounting, legal, brokerage, underwriting, listing and registration fees, (3) expenses of managing, improving, developing, operating and selling our direct and indirect investments and of other transactions related thereto, including prepayments, maturities, workouts and other settlements of such investments, (4) subject to limitations in our charter, expenses related to the acquisition and disposition of our investments, including the selection and evaluation of investment assets, and (5) out-of-pocket expenses in connection with (i) our compliance with applicable law and regulations, (ii) communications and services provided to our stockholders, (iii) insurance required in connection with our business or by our directors and executive officers, and (iv) payments to our directors and meetings of our directors and of our stockholders. Such out-of-pocket costs and expenses will include expenses relating to compliance-related matters and regulatory filings relating to our activities (including, expenses and taxes related to the filing, registration and qualification of the sale of shares of our common stock under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees).

The advisory agreement provides that we will reimburse our adviser or the sub-adviser for reimbursable expenses no less than quarterly. Our adviser will prepare a statement documenting our quarterly expenses and deliver such statement to us within 45 days after the end of each quarter. Notwithstanding the foregoing, pursuant to the advisory agreement, our adviser advanced all of our offering and organizational costs until we raised $250 million in aggregate gross proceeds from our public offerings. Although such amounts may be subject to reimbursement thereafter, our adviser and sub-adviser have each agreed to defer the recoupment of any organization and offering expenses that may be reimbursable by us under the advisory agreement with respect to gross proceeds raised in our public offerings in excess of $250 million until our adviser, in its sole discretion, determines that we have achieved economies of scale sufficient to ensure that we can bear a reasonable level of expenses in relation to our income. After such time, our adviser may be reimbursed for any organization and offering expenses that it or our sub-adviser has incurred on our behalf, up to a cap of 0.75% of gross proceeds raised thereafter.

Limitations on Reimbursement. Notwithstanding the foregoing, to the extent that our total operating expenses in any four consecutive fiscal quarters exceed the 2%/25% limitation set forth in our charter we will not reimburse our adviser or the sub-adviser unless our independent directors determine that the excess expenses were justified based on unusual and nonrecurring factors that they deem sufficient. Within 60 days after the end of any fiscal quarter for which our total operating expenses for the four consecutive fiscal quarters then ended exceed these limits and our independent directors approve such excess amount, we will send our stockholders a written disclosure of such fact, or we will include such information in our next quarterly report on Form 10-Q or in a current report on Form 8-K filed with the SEC, together with an explanation of the factors our independent directors considered in arriving at the conclusion that such excess expenses were justified. Each such determination will be recorded in the minutes of a meeting of our board of directors.

Reimbursement by the Adviser. The advisory agreement provides that within 60 days after the end of the month in which our primary offering terminates, to the extent we have incurred total organization and offering expenses, selling commissions, dealer manager fees and stockholder servicing fees in excess of 15.0% of the gross proceeds from our primary offering, our adviser will reimburse us for such excess amount.

In addition to the base management fee, the performance fee, the administrative services fee and expense reimbursements, we have agreed to indemnify and hold harmless our adviser, the sub-adviser and their respective affiliates performing services for us from specific claims and liabilities arising out of the performance of their obligations under the advisory agreement, subject to certain limitations. See “—Indemnification” below.

Method of Payment. Pursuant to the advisory agreement, the base management fee and the performance fee may be paid, at our adviser’s election, in (i) cash, (ii) Class I shares, (iii) Class I PCRs or (iv) any combination of cash, Class I shares or Class I PCRs. Our adviser will be paid its base management fee and performance fee in cash unless it elects to receive Class I shares or Class I PCRs by providing written notice to us within 10 days following the end of the applicable quarter or year when such fee was earned (the date of such election is the “Election Date”). Class I PCRs will provide the adviser the right to receive from us a number of Class I shares equivalent to the number of Class I PCRs upon satisfaction of the performance conditions set forth in the Class I PCR agreement. Our adviser may elect, at a later date, to have us repurchase some or all of the Class I shares issued to our adviser in accordance with the advisory agreement, including Class I shares issued pursuant to any Class I PCRs or Class I RSUs at a per share price equal to the then-current Class I share transaction price. Such Class I shares will not be subject to the repurchase limits of our share repurchase plan or any reduction or penalty for an early repurchase, provided that the approval of our independent directors is required for any repurchase request of our adviser or the sub-adviser for Class I shares received as payment for advisory fees that, when combined with any stockholder repurchase requests submitted through our share purchase plan, would cause us to exceed the monthly and quarterly repurchase limitations of our share repurchase plan, and any such approval must find that the repurchase would not impair our capital or operations and be consistent with the fiduciary duties of our independent directors. Our adviser will have no registration rights with respect to such Class I shares. In addition, the sub-adviser agreed to receive the base management fees and performance fees it receives from our adviser in the same proportion of cash, Class I shares and Class I PCRs as elected by our adviser for a given period. Any such Class I shares, Class I PCRs and Class I RSUs issued to the sub-adviser will have the same rights and conditions as those issued to the adviser.

Class I PCR Agreement. Under the Class I PCR agreement between us, our adviser and the sub-adviser, management and performance fees may be payable to our adviser and the sub-adviser (the “Adviser Entities”), in the form of Class I PCRs to the extent that distributions paid to stockholders in the applicable fiscal quarter exceed our Adjusted Core Earnings. “Adjusted Core Earnings” means: the net income (loss) attributable to stockholders, computed in accordance with GAAP, including (i) realized gains (losses) not otherwise included in GAAP net income (loss), (ii) stockholder servicing fees, and (iii) reimbursements for organization and offering expenses, and excluding (A) non-cash equity compensation expense, (B) non-cash equity based administration fees, (C) depreciation and amortization, (D) any unrealized gains or losses or other similar non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, and (E) one-time events pursuant to changes in GAAP and certain material non-cash income or expense items. Thereafter, Class I shares will become issuable in extinguishment of Class I PCRs upon the achievement of the following conditions in any fiscal quarter following the initial issuance of the Class I PCRs (together, the “Performance Conditions”): (a) Adjusted Core Earnings for the quarter exceed distributions paid to stockholders during such quarter (such difference, the “Excess Distributable Income”), and (b) the annualized distribution yield on the Class I shares (measured over such quarter) is at least at the yield target determined by management given then-current market conditions (the “Yield Target”). The initial Yield Target will be a 6.0% annualized yield on the Class I shares.

On the last day of any fiscal quarter in which we achieve the Performance Conditions (the “Performance Achievement Date”), Class I shares will become issuable to the Adviser Entities in extinguishment of Class I PCRs. On the first calendar day of the second month following the Performance Achievement Date (the “Closing Date”), we will issue to the Adviser Entities their respective potion of the number of Class I shares equal in value to the Excess Distributable Income as of the Performance Achievement Date in respect of any outstanding Class I PCRs. The transaction price used to calculate the number of Class I Shares issued under Class I PCR agreement will equal the then-current transaction price as of the Closing Date. The Adviser Entities, and their respective affiliates and employees, may not request repurchase by us of any Class I shares issued under the Class I PCR agreement for a period of six months from the date of issuance. Thereafter, upon ten days’ written notice to us, we must repurchase any Class I shares requested to be repurchased by the Adviser Entities at the then-current Class I share transaction price; provided that no repurchase will be permitted that would jeopardize our qualification as a REIT or violate Maryland law. If, prior to the Performance Achievement Date, (i) the advisory agreement is terminated in accordance with Section 12(b) of the advisory agreement (other than Section 12(b)(iii) thereof) or (ii) the sub-advisory agreement is terminated in accordance with Section 9(b) thereof (other than Section 9(b)(v) thereof), any rights related to the Class I PCRs evidenced hereby by the terminated party as of the date of such termination will immediately vest and we will issue the number of Class I shares issuable upon such vesting. If, prior to the Performance Achievement Date, either of the Adviser Entities resigns as our adviser or sub-adviser, respectively, then any rights related to the Class I PCRs evidenced thereby as of the date of such resignation will remain outstanding and Class I shares issuable in respect thereof will be issued upon achievement of the Performance Conditions.

Class I RSU Agreement. Under the Class I RSU agreement between us and the Advisor Entities, and in accordance with our advisory agreement, the administrative services fee will be payable quarterly in arrears on the last day of each quarter in the cash equivalent number of Class I RSUs based on the then-current Class I share transaction price as of the last day of such quarter. On the last day of each quarter, we will issue to the Advisor Entities the cash equivalent number of Class I RSUs to which each is entitled. Class I RSUs will vest ratably on the first calendar day of the month following the one, two and three-year anniversary of the applicable grant date, provided that (i) 100% of our adviser’s Class I RSUs will immediately vest upon the renewal or termination of the advisory agreement pursuant to Section 12(b)(ii), Section 12(b)(iii) or Section 12(b)(iv) thereof; (ii) 100% of the sub-adviser’s Class I RSUs will immediately vest upon the nonrenewal or termination of the sub-advisory agreement pursuant to Section 9(b)(i), Section 9(b)(iii), Section 9(b)(iv), Section 9(b)(v) or Section 9(b)(vi) thereof; (iii) 100% of our adviser’s unvested Class I RSUs will be automatically forfeited upon termination of the advisory agreement pursuant to Section 12(b)(i) thereof; and (iv) 100% of the sub-adviser’s unvested Class I RSUs will be automatically forfeited upon termination of the sub-advisory agreement pursuant to Section 9(b)(ii) thereof. If either of the Adviser Entities resigns as our adviser or sub-adviser, respectively, then any rights related to the Class I RSUs evidenced thereby as of the date of such resignation will remain outstanding and Class I shares issuable in respect thereof will be issued upon the applicable vesting date. If we declare a cash distribution on the Class I shares underlying unvested Class I RSUs, then we will credit the account of the Adviser Entities with the applicable distribution equivalents, which will be subject to the same vesting and forfeiture restrictions as the Class I RSUs. The Adviser Entities, and their respective affiliates and employees, may not request repurchase by us of any Class I shares issued under the Class I RSU agreement for a period of six months from the date of issuance. Thereafter, upon ten days’ written notice to us, we must repurchase any Class I shares requested to be repurchased by the Adviser Entities at the most recently published transaction price per Class I share; provided that no repurchase will be permitted that would jeopardize our qualification as a REIT or violate Maryland law.

In addition to the fees and expenses paid to our adviser pursuant to the advisory agreement, we may retain our adviser, the sub-adviser or their respective affiliates, for necessary services relating to our investments or our operations, including administrative services, capital markets restructuring services, valuation services, special servicing, property oversight and other property management services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/ brokerage, capital markets/credit origination, loan servicing, property, title and other types of insurance, management consulting and other similar operational matters. The sub-adviser provides periodic valuations of certain investments held by us and is entitled to a fee of $1,000 per valuation. as well as services related to mortgage servicing, group purchasing, healthcare, consulting/ brokerage, capital markets/credit origination, loan servicing, property, title and other types of insurance, management consulting and other similar operational matters. Any fees paid to our adviser, the sub-adviser, or their affiliates for any such services will not reduce the advisory fees. Actual amounts depend on whether such affiliates are actually engaged to perform such services.

The section of the Prospectus entitled “Management—Expense Limitation Agreement” is deleted and replaced in its entirety with the following:

Expense Limitation Agreement

We have entered into an expense limitation agreement with our adviser and the sub-adviser, pursuant to which our adviser and the sub-adviser have agreed to waive reimbursement of or pay, on a quarterly basis, our annualized ordinary operating expenses (defined below) for such quarter to the extent such expenses exceed 1.5% per annum of our average monthly net assets attributable to each of our classes of common stock. “Ordinary operating expenses” for each class of common stock consist of all ordinary expenses attributable to such class, including administration fees, transfer agent fees, fees paid to our independent directors, loan servicing expenses, administrative services fees and expenses, acquisition-related expenses, and expenses associated with legal, regulatory compliance and investor relations, but excluding the following: (a) management fees and performance fees paid to our adviser pursuant to the advisory agreement, (b) interest expense and other financing costs, (c) taxes, (d) distribution or stockholder servicing fees and (e) unusual, unexpected and/or nonrecurring expenses. We will repay our adviser or the sub-adviser on a quarterly basis any ordinary operating expenses previously waived or paid, but only if the reimbursement would not cause the then-current expense limitation, if any, to be exceeded. In addition, the reimbursement of expenses will be made only if payable not more than three years from the end of the fiscal quarter in which the expenses were paid or waived.

The expense limitation agreement has a one-year term, subject to annual renewals by a majority of the board of directors and by our adviser and the sub-adviser. The expense limitation agreement may not be terminated by our adviser or the sub-adviser, but may be terminated by our board of directors on written notice to our adviser and the sub-adviser.

Our adviser and the sub-adviser each agreed to waive the recoupment of any amounts that may be subject to conditional reimbursement to our adviser or the sub-adviser, respectively, during the quarterly period ending March 31, 2020. To the extent that the conditions to recoupment are satisfied in a future quarter (prior to the expiration of the three year period for reimbursement set forth in the expense limitation agreement), such expenses may be subject to conditional recoupment in accordance with the terms of the expense limitation agreement.

The section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation” is deleted and replaced in its entirety with the following:

NAV and NAV Per Share Calculation

We are offering to the public five classes of shares of our common stock: Class T shares, Class S shares, Class D shares, Class M shares and Class I shares. Each class of our common stock, including our Class F shares and Class Y shares which are only being offered pursuant to our distribution reinvestment plan, will have an undivided interest in our assets and liabilities, other than class-specific liabilities. In accordance with the valuation guidelines, our adviser will calculate our NAV per share for each class as of the last calendar day of each month.

We will use the same methodology as set forth below to calculate our NAV for each of our share classes. Because stockholder servicing fees are a class-specific expense for Class T shares, Class S shares, Class D shares and Class M shares, they will reduce the NAV or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan. In addition, because the base management fee is a class-specific expense for Class T shares, Class S shares, Class D shares, Class M shares and Class I shares, and the performance fee is a class-specific expense for Class T shares, Class S shares, Class D shares, Class M shares, Class I shares and Class Y shares, they will reduce the NAV or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan.

At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective as of the first calendar day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV will reflect factors including, but not limited to, accruals for net portfolio income, interest expense and unrealized/realized gains (losses) on assets, any applicable organization and offering costs and any expense reimbursements. From and after the date we raise $250 million in gross proceeds in our public offerings, we reimbursed our adviser and sub- adviser for any organization and offering expenses that the adviser and the sub-adviser have incurred and advanced on our behalf, up to a cap of 0.75% of the gross proceeds of this offering in excess of $250 million. Our adviser and sub-adviser deferred the recoupment of any organization and offering expenses that was reimbursable by us under the advisory agreement with respect to gross proceeds raised in our public offerings in excess of $250 million until our adviser, in its sole discretion, determined that we achieved economies of scale sufficient to ensure that we could bear a reasonable level of expenses in relation to our income. For purposes of calculating our NAV, (i) the organization and offering expenses paid by our adviser or the sub-adviser will not be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse our adviser or the sub-adviser for those costs; (ii) Class I PCRs will not be treated as a liability unless and until Class I shares are issuable pursuant to the Class I PCR agreement and (iii) Class I RSUs will not be treated as a liability unless and until Class I RSUs vest and Class I shares are issued pursuant to the Class I RSU agreement.

In calculating the number of shares outstanding, we include the number of estimated Class I shares, if any, issuable to our adviser and the sub-adviser pursuant to the Class I PCR agreement based on the achievement of the Performance Conditions, which estimate we will true up following the issuance of such Class I shares pursuant to the Class I PCR agreement.

Following the allocation of income and expenses as described above, NAV for each class is adjusted for additional issuances of common stock, repurchases, and class-specific expense accruals to determine the current month’s NAV, including any stockholder servicing fees, the base management fee and the performance fee. Selling commissions and dealer manager fees paid at the time of purchase have no effect on the NAV of any class. For each applicable class of shares, the stockholder servicing fee will be calculated as a percentage of the aggregate NAV for such class of shares. The declaration of distributions will reduce the NAV for each class of our common stock in an amount equal to the accrual of our liability to pay any such distribution to our stockholders of record of each class. NAV is intended to reflect our estimated value on the date that NAV is determined, and NAV of any class at any given time will not reflect any obligation to pay future stockholder servicing fees that may become payable after the date the NAV is determined. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month. The combination of the Class T NAV, Class S NAV, Class D NAV, Class M NAV, Class I NAV, Class F NAV and Class Y NAV will equal the value of our assets less our liabilities, which include certain class-specific liabilities. Our adviser will calculate the value of our investments as directed by our valuation guidelines based upon values received from various sources, including independent valuation services. Our adviser will be responsible for information received from third parties that is used in calculating our NAV.